Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter
	Ended
	March 31,
	2010	2009		2008		2007		2006		2005

(In thousands)
Earnings from continuing operations before income taxes	$40,407	$151,134		$431,084		$263,891		$233,442		$175,860
Add:
Interest on indebtedness	9,136	35,347		47,011		33,311		29,227		36,234
Amortization of debt expense	272	973		1,070		796		704		939
Portion of rents representative of the interest factor	2,468	10,191		10,823		8,578		7,735		7,392
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(104)	(132)		(66)		427		(61)		(631)

Earnings (as defined)	$52,179	$197,513		$489,922		$307,003		$271,047		$219,794

Fixed charges:
Interest on indebtedness	$9,136	$35,347		$47,011		$33,311		$29,227		$36,234
Amortization of debt expense	272	973		1,070		796		704		939
Portion of rents representative of the interest factor	2,468	10,191		10,823		8,578		7,735		7,392

Total fixed charges	$11,876	$46,511		$58,904		$42,685		$37,666		$44,565

Ratio of earnings to fixed charges	4.4x	4.2	x	8.3	x	7.2	x	7.2	x	4.9x